Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2015

The following is a review of our financial condition and results of operations as of 31 March 2015 and for the three-month periods ended 31 March 2015 and 2014, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the three-month period ended 31 March 2015, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2014 filed with the SEC on 24 March 2015 (“2014 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2014 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2015 and for the three-month periods ended 31 March 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2015 and for the three-month periods ended 31 March 2015 and 2014. The reported numbers as of 31 March 2015 and for the three-month periods ended 31 March 2015 and 2014 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2015 and 2014 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2014, we employed approximately 155,000 people, with operations in 25 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquired, and the extraction of synergies from the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2015 Compared to Three-Month Period Ended 31 March 2014

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2015 and 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	107,363	105,993	1.3
Revenue	10,453	10,605	(1.4)
Cost of sales	(4,200)	(4,287)	2.0
Gross profit	6,253	6,318	(1.0)
Distribution expenses	(1,059)	(1,044)	(1.4)
Sales and marketing expenses	(1,586)	(1,661)	4.5
Administrative expenses	(645)	(689)	6.4
Other operating income/expenses	250	203	23.2
Exceptional items	(9)	(20)	55.0
Profit from operations	3,204	3,107	3.1

EBITDA, as defined(2)	3,958	3,860	2.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by zone:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(thousand hectoliters)		(%)(1)
North America	27,326	28,919	(5.5)
Mexico	9,105	8,918	2.1
Latin America North	31,282	30,981	1.0
Latin America South	10,092	10,210	(1.2)
Europe	8,296	8,767	(5.4)
Asia Pacific	19,757	14,487	36.4
Global Export & Holding Companies	1,504	3,712	(59.5)

Total	107,363	105,993	1.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2015 increased by 1.4 million hectoliters, or 1.3%, to 107.4 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015. The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact in our consolidated volumes. Furthermore, our 2015 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands mentioned above, as well as the termination of certain distribution rights in Europe. These transactions impacted positively our volumes by 2.6 million hectoliters (net) for the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 1.2% and our own beer volumes decreased 1.0% in the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014. On the same basis, in the three-month period ended 31 March 2015, our non-beer volumes decreased by 3.0% compared to the same period in 2014. Volume of our focus brands declined by 0.3%, being impacted by the difficult shipment volumes comparable in the US discussed below. Our global brands grew by 4.6%, with Budweiser up 6.2%, Corona up 2.7% and Stella Artois up 1.2%.

North America

In the three-month period ended 31 March 2015, our volumes in North America decreased by 1.6 million hectoliters, or 5.5%, compared to the three-month period ended 31 March 2014.

Our shipment volumes in the United States declined by 6.0% in the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014. This decline was due mainly to a difficult comparable resulting from an increase in wholesaler inventory levels during the first quarter of 2014, as part of contingency planning ahead of labor negotiations. We estimate that industry beer sales-to-retailers adjusted for the number of selling days declined by 0.5%, with our beer sales-to-retailers adjusted for the number of selling days declining by 1.5% during the three-month period ended 31 March 2015 compared to 31 March 2014, which resulted in an estimated loss in total market share of approximately 45 bps.

In Canada, our beer volumes increased by low single digits during the three-month period ended 31 March 2015 compared to the same period last year, on the back of a good industry performance. We estimate that we maintained market share.

Mexico

In the three-month period ended 31 March 2015, our volumes in Mexico increased by 0.2 million hectoliters, or 2.1%, compared to the three-month period ended 31 March 2014, driven by a strong performance by our focus brands which grew by 4.4%, and an earlier Easter. The strongest performances came from Bud Light and Victoria. Corona volumes also grew in the three-month period despite a very challenging comparable resulting from the FIFA World Cup promotion in 2014.

Latin America North

In the three-month period ended 31 March 2015, our volumes in Latin America North increased by 0.3 million hectoliters, or 1.0%, compared to the same period in 2014, with beer volumes increasing 1.6% and soft drink volumes decreasing 1.0% on the same basis.

In Brazil, our total volumes were marginally down during the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014, with our beer volumes growing by 0.4%, driven by solid execution and growth in our premium brands. On the same basis, we estimate that our beer market share was flat during the three-month period ended 31 March 2015, at an average of 67.5%. Our soft drink volumes were down 2.2% due to industry weaknesses, partly offset by share gains.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014 decreased by 0.1 million hectoliters, or 1.2%, with beer volumes increasing 2.5% and non-beer volumes decreasing 6.7%, compared to the same period in 2014. On the same basis, our beer volumes in Argentina declined by low single digits as a result of the weak consumer environment, and some share loss due to competitive pressure.

Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2015 decreased by 0.5 million hectoliters, or 5.4%, compared to the three-month period ended 31 March 2014. Excluding the acquisitions and disposals described above, own beer volumes for the three-month period ended 31 March 2015 decreased 4.9% compared to the three-month period ended 31 March 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, own beer volumes declined by low single digits in Belgium driven by industry decline partly offset by estimated share gains, were marginally down in Germany, mainly driven by the timing of our first quarter price increase, and declined in the United Kingdom, as result of a weak industry environment, and a difficult market share comparable.

Asia Pacific

For the three-month period ended 31 March 2015, our volumes grew 5.3 million hectoliters, or 36.4%, compared to the same period in 2014. Excluding the acquisitions and disposals described above, our total volumes would have increased by 5.1% over the same period. On the same basis, our beer volumes in China grew by 4.7%, with an estimated gain in market share. We estimate that the total industry volumes declined by approximately 2%, due to a soft economy, with the majority of the decline occurring in the value and core segments. Our strong volume performance was due in part to a very successful Chinese New Year campaign.

Our three focus brands of Budweiser, Harbin and Sedrin grew by 10,3% in the three-month period ended 31 March 2015 compared to the same period last year. In addition, our innovations also performed well, especially the Budweiser aluminum bottle which doubled volume compared to the first quarter 2014.

Global Export & Holding Companies

For the three-month period ended 31 March 2015, Global Export & Holding Companies volumes decreased by 2.2 million hectoliters compared to the same period last year. The volume performance mainly results from the discontinued reporting of the volumes sold to Constellation referred to above.

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2015 as compared to our revenue for the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%) (1)
North America	3,601	3,783	(4.8)
Mexico	893	1,042	(14.3)
Latin America North	2,489	2,661	(6.5)
Latin America South	918	791	16.1
Europe	775	985	(21.3)
Asia Pacific	1,294	858	50.8
Global Export & Holding Companies	483	484	(0.2)

Total	10,453	10,605	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 10,453 million for the three-month period ended 31 March 2015. This represented a decrease of USD 152 million, or 1.4% as compared to our consolidated revenue for the three-month period ended 31 March 2014 of USD 10,605 million. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation in connection with the disposal of the Piedras Negras glass plant, as well as the termination of certain distribution rights in Europe (collectively the “2015 acquisitions and disposals” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals positively impacted our consolidated revenue by USD 197 million (net) for the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014.

•	Our consolidated revenue for the three-month period ended 31 March 2015 also reflects an unfavorable currency translation impact of USD 1,001 million mainly arising from currency translation effects in Latin America North and Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 6.2% in the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014. Our consolidated revenue for the three-month period ended 31 March 2015 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the three-month period ended 31 March 2015 compared to the same period last year increased 7.5% driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, mainly driven by revenue management initiatives, increased own distribution volumes and premium brand mix; (ii) Latin America South; and (iii) Asia Pacific driven mainly by improved brand mix, especially Budweiser and Harbin Ice.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	(1,475)	(1,544)	4.5
Mexico	(244)	(332)	26.5
Latin America North	(819)	(882)	7.1
Latin America South	(331)	(269)	(23.0)
Europe	(342)	(458)	25.3
Asia Pacific	(650)	(468)	(38.9)
Global Export & Holding Companies	(339)	(334)	(1.5)

Total	(4,200)	(4,287)	2.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 4,200 million for the three-month period ended 31 March 2015. This represented a decrease of USD 87 million, or 2.0%, compared to our consolidated cost of sales for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated cost of sales by USD 87 million for the three-month period ended 31 March 2015 compared to the three-month period ended 31 March 2014.

•	Our consolidated cost of sales for the three-month period ended 31 March 2015 also reflects a positive currency translation impact of USD 377 million mainly arising from currency translation effects in Latin America North and Europe.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 4.8%, and by 6.1% on a per hectoliter basis. Our consolidated cost of sales for the three-month period ended 31 March 2015 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales was also driven by unfavorable foreign exchange transactional impacts, especially in Brazil and Argentina, and higher depreciation from recent investments in Brazil.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2015 were USD 3,040 million, representing a decrease of USD 151 million, or 4.7% compared to our operating expenses for the same period 2014.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	(316)	(317)	0.3
Mexico	(97)	(107)	9.3
Latin America North	(321)	(330)	2.7
Latin America South	(83)	(76)	(9.2)
Europe	(86)	(109)	21.1
Asia Pacific	(107)	(68)	(57.4)
Global Export & Holding Companies	(50)	(38)	(31.6)

Total	(1,059)	(1,044)	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 1,059 million for the three-month period ended 31 March 2015. This represented an increase of USD 15 million, or 1.4%, as compared to the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 18 million for the three-month period ended 31 March 2015 compared to the same period last year.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2015 also reflect a positive currency translation impact of USD 117 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 11.0%. This increase was driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues; the growth of our premium brands; increased expenses in Mexico and higher fuel costs and wage increases for unionized workers in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	(500)	(517)	3.3
Mexico	(171)	(213)	19.7
Latin America North	(296)	(325)	8.9
Latin America South	(95)	(86)	(10.5)
Europe	(193)	(247)	21.9
Asia Pacific	(280)	(203)	(37.9)
Global Export & Holding Companies	(51)	(68)	25.0

Total	(1,586)	(1,661)	4.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 1,586 million for the three-month period ended 31 March 2015. This represented a decrease of USD 75 million, or 4.5%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 72 million for the three-month period ended 31 March 2015 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2015 also reflect a positive currency translation impact of USD 167 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the three-month period ended 31 March 2015 would have increased 1.3%. This compares to a growth of 19.5% in the three-month period ended 31 March 2014, which included the start of our FIFA World Cup activations.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	(126)	(130)	3.1
Mexico	(103)	(119)	13.4
Latin America North	(129)	(137)	5.8
Latin America South	(32)	(28)	(14.3)
Europe	(80)	(89)	10.1
Asia Pacific	(77)	(76)	(1.3)
Global Export & Holding Companies	(97)	(111)	12.6

Total	(645)	(689)	6.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 645 million for the three-month period ended 31 March 2015. This represented a decrease of USD 44 million, or 6.4%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 5 million for the three-month period ended 31 March 2015 compared to the same period last year.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2015 also reflect a positive currency translation impact of USD 76 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific to revenue, administrative expenses would have increased by 6.3% mainly due to geographic expansion in China and the timing of certain expenses in Europe.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	16	14	14.3
Mexico	52	54	3.7
Latin America North	168	107	57.0
Latin America South	(5)	(6)	16.7
Europe	1	1	—
Asia Pacific	11	23	(52.2)
Global Export & Holding Companies	8	10	(20.0)

Total	250	203	23.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2015 was USD 250 million. This represented an increase of USD 47 million, or 23.2%, compared to the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect a negative currency translation impact of USD 41 million.

Excluding the effects of the business acquisitions and disposals and currency translation effects described above, the net positive effect of our other operating income and expenses would have increased by 46.8% for the three-month period ended 31 March 2015 as compared to the same period in 2014. This increase was mainly driven by recurring investments incentives.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2015, exceptional items consisted of restructuring charges and the impact of business and asset disposals. Exceptional items were as follows for the three-month period ended 31 March 2015 and 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014
	(USD million)
Restructuring (including impairment losses)	(18)	(24)
Business and asset disposals (including impairment losses)	9	16
Acquisitions costs of business combinations	—	(12)

Total	(9)	(20)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 18 million for the three-month period ended 31 March 2015 as compared to a net cost of USD 24 million for the three-month period ended 31 March 2014. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Europe and North America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 9 million for the three-month period ended 31 March 2015.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2015 as compared to the three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
North America	1,209	1,285	(5.9)
Mexico	320	312	2.6
Latin America North	1,091	1,094	(0.3)
Latin America South	370	326	13.5
Europe	71	79	(10.1)
Asia Pacific	191	62	208.1
Global Export & Holding Companies	(48)	(50)	4.0

Total	3,204	3,107	3.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,204 million for the three-month period ended 31 March 2015. This represented an increase of USD 97 million, or 3.1%, as compared to our profit from operations for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•	The 2014 and 2015 acquisitions and disposals positively impacted our consolidated profit from operations by USD 27 million for the three-month period ended 31 March 2015 compared to the same period last year.

•	Our consolidated profit from operations for the three-month period ended 31 March 2015 also reflects a negative currency translation impact of USD 312 million.

•	Our profit from operations for the three-month period ended 31 March 2015 was negatively impacted by USD 9 million of certain exceptional items, as compared to a negative impact of USD 20 million for the three-month period ended 31 March 2014. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2015 and 2014.

Cost synergies relating to the combination with Grupo Modelo realized during the first quarter amounted to approximately USD 10 million, bringing the total cost savings to date to approximately USD 740 million. As previously communicated, the delivery of cost synergies in 2015 will be weighted towards the second half of the year. We remain committed to delivering our target of USD 1 billion of savings by the end of 2016, with the vast majority expected to come by the end of 2015.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2015 as compared to three-month period ended 31 March 2014:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
Profit	3,098	1,799	72.2
Net finance results	(486)	897	154.2
Income tax expense	593	419	(41.5)
Share of result of associates	(1)	(8)	87.5

Profit from operations	3,204	3,107	3.1

Depreciation, amortization and impairment	754	753	(0.1)

EBITDA, as defined(2)	3,958	3,860	2.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2014 Compared to Year Ended 31 December 2013—EBITDA, as defined” of our 2014 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 3,958 million for the three-month period ended 31 March 2015. This represented an increase of USD 98 million, or 2.5%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2014. The results for the three-month period ended 31 March 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 9 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2015, as compared to a negative impact of USD 20 million during the three-month period ended 31 March 2014. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2015 and 2014.

Net Finance Results

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014	Change
	(USD million)		(%)(1)
Net interest expense	(408)	(441)	7.5
Net interest on net defined benefit liabilities	(30)	(30)	—
Accretion expense	(76)	(75)	(1.3)
Other financial results	605	(320)	—

Net finance costs before exceptional finance results	91	(866)	—

Mark-to-market adjustment on derivatives	395	(31)	—

Exceptional net finance income/(cost)	395	(31)	—

Net finance income/(cost)	486	(897)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance income for the three-month period ended 31 March 2015 was USD 486 million, as compared to a net finance cost of USD 897 million for the three-month period ended 31 March 2014, representing a cost decrease of USD 1,383 million.

Other financial results in the three-month period ended 31 March 2015 include a mark-to-market gain of USD 757 million linked to the hedging of our share-based payment programs, compared to a loss of USD 52 million during the three-month period ended 31 March 2014. Other financial results also include positive currency results and other hedging costs. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the three-month period, are shown in the table below:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014
Share price at the start of the three-month period (in euro)	93.86	77.26
Share price at the end of the three-month period (in euro)	113.80	76.10
Number of equity derivative instruments (millions)	35.4	28.3

Exceptional net finance income was USD 395 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a loss of USD 31 million during the three-month period ended 31 March 2014. By 31 March 2015, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Three-month period ended 31 March 2015	Three-month period ended 31 March 2014
Share price at the start of the three-month period (in euro)	93.86	77.26
Share price at the end of the three-month period (in euro)	113.80	76.10
Number of equity derivative instruments (millions)	23.1	23.1

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2015 amounted to USD 593 million, with an effective tax rate of 16.1%, as compared to an income tax expense of USD 419 million and an effective tax rate of 19.0% for the three-month period ended 31 March 2014. The decrease in the effective tax mainly resulted from 2015 gains from certain derivatives related to the hedging of our share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 417 million for the three-month period ended 31 March 2015, a decrease of USD 10 million from USD 427 million for the three-month period ended 31 March 2014, with a strong operating performance in Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2015 was USD 2,681 million (compared to USD 1,372 million for the three-month period ended 31 March 2014) with basic earnings per share of USD 1.63, based on 1,642 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2015. The increase in profit attributable to our equity holders during the three-month period ended 31 March 2015 was driven by strong top line growth and favorable net finance results.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2015 would have been USD 2,294 million and basic earnings per share would have been USD 1.40.

Outlook

In terms of the volume and revenue outlook for 2015, we expect:

•	In the US: We expect industry volumes to improve in 2015 compared to 2014. We expect sales-to-wholesalers and sales-to-retailers to converge on a full year basis.

•	In Mexico: We expect beer industry volumes to continue to grow in 2015, driven by the economy and our own commercial initiatives.

•	In Brazil: We expect our net revenues to grow by mid to high single digits, helped by continuing growth in premium.

•	In China: We expect beer industry volumes to return to growth in 2015. We expect our revenue per hectoliter to continue to be driven by favorable brand mix.

•	Total AB InBev: We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2015 as it did in 2014. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily the Brazilian real to the U.S. dollar), partly offset by favorable global commodity prices, procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid-single digits, driven by higher distribution expenses in Brazil, the US and Mexico.

We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term.

We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in 2015. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 4.3 billion for 2015, driven by investments in our consumer and commercial initiatives, and capacity expansion.

Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

Recent Developments

SHARE BUYBACK PROGRAM

As reported in our 2014 Annual Report, the Board has approved a share buyback program for an amount of USD 1.0 billion. It remains our intention to use the shares acquired to fulfil our various share delivery commitments under the stock ownership plan. The buyback program began on 18 March 2015 and as of 1 May 2015, the company had acquired approximately 3.8 million shares for a total consideration of approximately USD 467 million.

BOND ISSUANCE

On 13 April 2015 Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) announced that it had completed the pricing of 750 million euro aggregate principal amount of floating rate Notes due 19 October 2018; 1.0 billion euro aggregate principal amount of fixed rate Notes due 20 April 2023; and 1.25 billion euro aggregate principal amount of fixed rate Notes due 18 April 2030, (together, the “Notes”). The Notes were issued on 20 April 2015. The fixed rate notes will bear interest at an annual rate of 0.8000% for the 2023 notes and 1.5000% for the 2030 notes. The 2018 floating rate notes will bear interest at an annual rate of 25 basis points above three-month EURIBOR.